Exhibit 99.2

ELECTRONICALLY FILED
BRODSKY & SMITH, LLC	1/24/2019 1:47 PM

Evan J. Smith, Esquire (SBN 242352)

esmith@brodskysmith.com

Ryan P. Cardona, Esquire (SBN 302113)

rcardona@brodskysmith.com

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Phone: (877) 534-2590

Facsimile: (310) 247-0160

Attorneys for Plaintiff

SUPERIOR COURT OF CALIFORNIA

SAN LUIS OBISPO COUNTY

JOSEPH SCHMIT, on behalf of himself and all others similarly situated,	CASE NO.: 19CV-0043

JUDGE
Plaintiff,
DEPT.:
vs.

MINDBODY, INC., RICK STOLLMEYER, KATHERINE BLAIR CHRISTIE, COURT CUNNINGHAM, GAIL GOODMAN, CIPORA HERMAN, ERIC LIAW, ADAM MILLER, and GRAHAM SMITH,	CLASS ACTION COMPLAINT FOR: (1) BREACH OF FIDUCIARY DUTY

JURY TRIAL DEMANDED
Defendants.

Plaintiff, Joseph Schmit (“Plaintiff”), by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of MINDBODY, Inc. (“MINDBODY” or the “Company”), against MINDBODY, the Company’s Board of Directors (the “Board” or the “Individual Defendants, and collectively with MINDBODY, the “Defendants”), for breaches of fiduciary duty as a result of

CLASS ACTION COMPLAINT

Defendants’ efforts to sell the Company to affiliates of Vista Equity Partners, LLC, including Torreys Parent, LLC (“Parent”) and Torreys Merger Sub, Inc. (“Merger Sub,” collectively with Vista Equity Partners, LLC and Parent, “Vista”) as a result of an unfair process for an unfair price, and to enjoin a proposed stockholder vote on a proposed cash transaction valued at approximately $1.9 billion (the “Proposed Transaction”).

2. The terms of the Proposed Transaction were memorialized in a December 26, 2018, filing with the Securities and Exchange Commission (“SEC”) on Form 8-K attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, MINDBODY will become an indirect wholly-owned subsidiary of Vista, and MINDBODY stockholders will receive $36.50 in cash for each share of MINDBODY common stock they own.

3. Thereafter, on January 24, 2019, MINDBODY filed a Definitive Proxy Statement on Schedule DEFM14A (the “Definitive Proxy”) with the SEC in support of the Proposed Transaction.

4. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties of loyalty, good faith, due care and disclosure by, inter alia, (i) agreeing to sell MINDBODY without first taking steps to ensure that Plaintiff and Class members (defined below) would obtain adequate, fair and maximum consideration under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or Vista without regard for MINDBODY public stockholders. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to MINDBODY stockholders.

5. Next, it appears as though the Board has entered into the Proposed Transaction to procure for themselves and senior management of the Company significant and immediate benefits with little thought to the Company’s public stockholders. For instance, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, Company Board Members and executive officers will be able to exchange all Company equity awards for the

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merger consideration. Moreover, certain Directors and other insiders will also be the recipients of lucrative change-in-control agreements, triggered upon the termination of their employment as a consequence of the consummation of the Proposed Transaction. Notably, Defendant Rick Stollmeyer stands to receive a near—$100 million payday as a result of the consummation of the Proposed Transaction.

6. Additionally, it appears that an insufficient market check was conducted by the Board. As stated in the Definitive Proxy, representatives of the Company’s financial advisor attempted to contact fifteen potentially interested parties during its initial market check, however during the go-shop period after the execution of the Merger Agreement fifty-one additional potentially interested counter parties were contacted. The Definitive Proxy does not indicate why these fifty-one additional parties were not contacted during the sales process.

7. In further violation of their fiduciary duties, Defendants caused to be filed the materially deficient Definitive Proxy on January 24, 2019 with SEC in an effort to solicit stockholders to vote their MINDBODY shares in favor of the Proposed Transaction. The Definitive Proxy is materially deficient and deprives MINDBODY stockholders of the information they need to make an intelligent, informed and rational decision of whether to vote their shares in favor of the Proposed Transaction. As detailed below, the Definitive Proxy omits and/or misrepresents material information concerning, among other things: (a) the sales process and in particular certain conflicts of interest for management; (b) the financial projections for MINDBODY, provided by MINDBODY to the Company’s financial advisor Qatalyst Partners LP (“Qatalyst”) for use in its financial analyses; and (c) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the Company’s financial advisor, Qatalyst.

8. Absent judicial intervention, the Proposed Transaction will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ breach of fiduciary duties.

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PARTIES

9. Plaintiff is a citizen of California and, at all times relevant hereto, has been an MINDBODY stockholder at all times.

10. Defendant MINDBODY operates a cloud-based business management software and payments platform for the small and medium-sized businesses in the wellness services industry. MINDBODY is incorporated under the laws of the State of Delaware and has its principal place of business at 4051 Broad Street, Suite 220, San Luis Obispo, CA 93401. Shares of MINDBODY common stock are traded on the NasdaqGM under the symbol “MB.”

11. Defendant Rick Stollmeyer (“Stollmeyer”) has been a Director of the Company at all relevant times. In addition, Stollmeyer is a Co-Founder of the Company, and has served as the Chief Executive Officer (“CEO”) and Chairman of the Board of MINDBODY since the Company’s founding in 2004.

12. Defendant Katherine Blair Christie (“Christie”) has been a director of the Company at all relevant times. In addition, Christie serves as the Chair of the Board’s Compensation Committee and as a member on the Board’s Nominating and Governance Committee.

13. Defendant Court Cunningham (“Cunningham”) has been a director of the Company at all relevant times. In addition, Cunningham serves as a member on the Board’s Nominating and Governance Committee.

14. Defendant Gail Goodman (“Goodman”) has been a director of the Company at all relevant times. In addition, Goodman serves as the chair of the Board’s Nominating and Governance Committee and as a member on the Board’s Compensation Committee. Goodman is also designated as the “Lead Director” by the Company.

15. Defendant Cipora Herman (“Herman”) has been a director of the Company at all relevant times. In addition, Herman serves as a member on the Board’s Audit Committee and is designated as a “Financial Expert” by the Company.

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16. Defendant Eric Liaw (“Liaw”) has been a director of the Company at all relevant times. In addition, Liaw serves as a member on the Board’s Audit Committee.

17. Defendant Adam Miller (“Miller”) has been a director of the Company at all relevant times. In addition, Miller serves as a member on the Board’s Compensation Committee.

18. Defendant Graham Smith (“Smith”) has been a director of the Company at all relevant times. In addition, Smith serves as the Chair of the Board’s Audit Committee, as a member on the Board’s Nominating and Governance Committee and is designated as a “Financial Expert” by the Company.

19. Defendants identified in ¶¶ 10—18 are collectively referred to as the “Individual Defendants.”

20. Non-Party Vista Equity Partners, LLC is an American a private equity and venture capital firm specializing in investments in middle and large market management and leveraged buyouts, growth and acquisition financings, recapitalizations, restructurings, spinouts, divestitures, special situations, and going private transactions.

21. Non-Party Parent is a wholly owned subsidiary of Vista created to effectuate the Proposed Transaction.

22. Non-Party Merger Sub is a wholly owned subsidiary of Parent created to effectuate the Proposed Transaction.

JURISDICTION AND VENUE

23. This Court has personal jurisdiction over the Defendants inasmuch as Defendants’ principal place of business is in California, directly or by agents transact business in California, caused tortious injury in California and by an act or omission outside the State while regularly doing and/or soliciting business, engaging in other persistent course of conduct in the State, and/or deriving substantial revenue from goods or manufactured products used or consumed in California.

24. Venue is proper in this Court inasmuch as the Defendants’ principal place of business is in this County and it regularly transacts business in this County and there are multiple defendants with no single venue applicable, and thus can be sued for damages in this County.

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CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action as a class action individually and on behalf of all holders of MINDBODY common stock who are being and will be harmed by the Individual Defendants’ actions, described herein (the “Class”). Excluded from the Class are Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any Defendant.

26. Class actions are certified when the question is one of a common or general interest, of many persons, or when the parties are numerous, and it is impracticable to bring them all before the court. Cal. Civ. Proc. Code § 382. The California Supreme Court has stated that a class should be certified when the party seeking certification has demonstrated the existence of a “well-defined community of interest” among the members of the proposed class. Richmond v. Dart Indus., Inc., 29 Cal.3d 462, 470 (1981); see also Daar v. Yellow Cab Co., 67 Cal.2d 695, 704 (1967).

27. Class actions are especially valuable in a context such as this one, in which individual damages may be modest. It is well settled that a plaintiff need not prove the merits of the action at the class certification stage.

28. Rather, the decision of whether to certify a class is “essentially a procedural one” and the appropriate analysis is whether, assuming the merits of the claims, they are suitable for resolution on a class-wide basis.

As the focus in a certification dispute is on what types of questions common or individual are likely to arise in the action, rather than on the merits of the case, in determining whether there is substantial evidence to support a trial court’s certification order, we consider whether the theory of recovery advanced by the proponents of certification is, as an analytical matter, likely to prove amenable to class treatment.

Sav-On Drug Stores, Inc. v. Superior Court, 34 Cal.4th 319, 327 (2004) (citations omitted).

CLASS ACTION COMPLAINT

29. This action is properly maintainable as a class action because, inter alia:

a.

The Class is so numerous that joinder of all members is impracticable. As of January 2, 2019, there were over 47 million shares of common stock outstanding. MINDBODY stock is publicly traded on the NASDAQ and Plaintiff believes that there are hundreds if not thousands of holders of such shares. Moreover, the holders of these shares are geographically dispersed throughout the United States;

b.

There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. These common questions include, inter alia: (i) whether the Individual Defendants have engaged in self-dealing, to the detriment of MINDBODY public stockholders; (ii) whether the Proposed Transaction is unfair to the Class, in that the price is inadequate and is not the fair value that could be obtained under the circumstances; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by Defendants;

c.

Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

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d.

The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

e.

Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

THE INDIVIDUAL DEFENDANTS’ FIDUCAIRY DUTIES

30. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with MINDBODY and owe the Company the duties of due care, loyalty, and good faith.

31. By virtue of their positions as directors and/or officers of MINDBODY, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause MINDBODY to engage in the practices complained of herein.

32. Each of the Individual Defendants are required to act with due care, loyalty, good faith and in the best interests of the Company. To diligently comply with these duties, directors of a corporation must:

a.	act with the requisite diligence and due care that is reasonable under the circumstances;

b.	act in the best interest of the company;

c.	use reasonable means to obtain material information relating to a given action or decision;

d.	refrain from acts involving conflicts of interest between the fulfillment of their roles in the company and the fulfillment of any other roles or their personal affairs;

CLASS ACTION COMPLAINT

e.	avoid competing against the company or exploiting any business opportunities of the company for their own benefit, or the benefit of others; and

f.	disclose to the Company all information and documents relating to the company’s affairs that they received by virtue of their positions in the company.

33. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of MINDBODY, are obligated to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company or its public stockholders; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the Company or its stockholders.

34. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to MINDBODY, Plaintiff and the other public stockholders of MINDBODY, including their duties of loyalty, good faith, and due care.

35. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their MINDBODY common stock in the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

Company Background

36. MINDBODY operates a cloud-based business management software and payments platform for the small and medium-sized businesses in the wellness services industry.

CLASS ACTION COMPLAINT

37. The Company’s platform enables businesses to run, market, and build scheduling and online booking, performance tracking, staff management, client relationship management, integrated payment processing, retail point-of-sale, purchase tracking, inventory, hardware integration, analytics and reporting, branded Web, mobility, social integration, client acquisition dashboard, security and compliance, and integration with other cloud-based partners for yoga, Pilates, indoor cycling, group and personal training, boutique fitness, salons, spas, and integrative health businesses.

38. The Company offers its software platform to its subscribers as a subscription-based service. It also connects consumers with businesses through its MINDBODY app, a consumer-facing mobile application that allows consumers to discover, evaluate, book, and pay for wellness services; MINDBODY Network, a fee-based platform that connects its customers with local consumers through the MINDBODY app and third-party partner applications, or Websites; and MINDBODY API Platform and Partner Ecosystem, a platform focuses in areas, such as marketing automation, accounting, loyalty, mobile, and social interactions.

39. MINDBODY sells its subscriptions through a direct sales team primarily in San Luis Obispo, California; the United Kingdom; and Australia. MINDBODY, Inc. was founded in 2001 and is headquartered in San Luis Obispo, California.

40. The Company’s most recent financial performance press release before the announcement of the Proposed Transaction indicated sustained and solid financial performance. For example, in November 26, 2018 press release announcing its 2018 Q3 Financial results, the Company highlighted such financial milestones as an increase in total revenue of 37% year-on-year, a 44% increase in subscription and services revenue year-on-year, and a 24% increase in payments revenue year-on-year.

41. Speaking on these positive results, Company Chief Operating Officer (“COO”) and Chief Financial Officer (“CFO”) Brett White noted on the Company’s positive financial results as follows, “In the third quarter we delivered the highest average monthly subscription revenue for new subscribers in the history of both the MINDBODY and Booker platforms,” White continued, “As the newly formed Beauty and Wellness team ramps, we expect to continue to grow our target market customer base, increase our platform partnerships and expand our consumer brand into 2019.”

CLASS ACTION COMPLAINT

42. The Press Release went on to comment on a strong future outlook for MINDBODY, with Company CEO Defendant Stollmeyer noting that the Company, “achieved multiple successes in Q3,” and is, “in a unique strategic position” for future long-term growth opportunities.

43. These positive results are not an anomaly, but rather, are indicative of a trend of continued financial success by MINDBODY. For example, in a July 31, 2018, press release announcing the Company’s Financial 2018 Q2 financial results, MINDBODY reported such positive a 40% increase in revenue year-on-year.

44. Speaking on these results, White stated, “We delivered strong revenue growth in the second quarter, driven by the continued shift of our subscriber base into higher priced software tiers.”

45. Clearly, based upon these positive financial results, the Company is likely to have tremendous future success and should command a much higher consideration than the amount contained within the Proposed Transaction.

46. Despite this upward trajectory and continually increasing financial results, the Individual Defendants have caused MINDBODY to enter into the Proposed Transaction for insufficient consideration.

The Flawed Sales Process

47. As detailed in the Definitive Proxy, the process deployed by the Individual Defendants was flawed and inadequate, was conducted out of the self-interest of the Individual Defendants, and was designed with only one concern in mind – to effectuate a sale of the Company to Vista.

48. First, it appears that an insufficient market check was conducted by the Board. As stated in the Definitive Proxy, representative of Qatalyst attempted to contact fifteen potentially interested parties during its initial market check, however during the go-shop period after the execution of the Merger Agreement fifty-two additional potentially interested counter parties were contacted. The Definitive Proxy is silent as to why no outreach was made to these fifty-two additional potentially interested parties during the sales process prior to the execution of the merger agreement.

CLASS ACTION COMPLAINT

49. Finally, the Definitive Proxy is unclear as to the nature of specific confidentiality and/or non-disclosure agreements MINDBODY entered into with Vista and various other third parties throughout the sales process and Go-Shop period, if any such agreements were different from one another, and the terms of any included “don’t-ask, don’t-waive” provisions or standstill provisions in any such agreements, and if so, the specific conditions, if any, under which such provisions would fall away or prevent parties from submitting a bid.

50. It is not surprising, given this background to the overall sales process, that it was conducted in a completely inappropriate and misleading manner.

The Proposed Transaction

51. On December 24, 2018, MINDBODY issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

SAN LUIS OBISPO, Calif., Dec. 24, 2018 (GLOBE NEWSWIRE) — MINDBODY, Inc. (NASDAQ: MB) today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading investment firm focused on software, data and technology-enabled businesses.

Under the terms of the agreement, Vista will acquire all outstanding shares of MINDBODY common stock for a total value of approximately $1.9 billion. MINDBODY shareholders will receive $36.50 in cash per share, representing a 68% premium to the unaffected closing price as of December 21, 2018.

“MINDBODY’s purpose is to help people lead healthier, happier lives by connecting the world to fitness, beauty and wellness,” said Rick Stollmeyer, Co-Founder and CEO of MINDBODY. “We are thrilled to provide immediate liquidity to our shareholders at a significant premium to market prices and to leverage Vista’s resources and deep expertise to accelerate our growth while achieving that purpose more effectively than ever before.”

“MINDBODY’s position as the leading technology platform for the fitness, beauty and wellness industries makes it an ideal addition to the Vista family of companies,” said Brian Sheth, Co-Founder and President of Vista. “We look forward to partnering with Rick and the entire MINDBODY team to deliver innovation to customers that will help grow their businesses and to consumers who depend on MINDBODY to strengthen their health and well-being.”

CLASS ACTION COMPLAINT

MINDBODY’s Board of Directors unanimously approved the deal and recommended that stockholders vote their shares in favor of the transaction. Closing of the transaction is subject to customary closing conditions, including the approval of MINDBODY stockholders and antitrust approval in the United States. The transaction is expected to close in the first quarter of 2019 and is not subject to a financing condition.

The definitive agreement for the transaction includes a 30 day “go-shop” period, which permits MINDBODY’s Board of Directors and financial advisors to actively initiate, solicit, encourage and potentially enter negotiations with other parties that make alternative acquisition proposals. MINDBODY will have the right to terminate the merger agreement to enter into a superior proposal subject to the terms and conditions of the merger agreement. There can be no assurance that this 30 day “go-shop” will result in a superior proposal, and MINDBODY does not intend to disclose developments with respect to the solicitation process unless and until the Board of Directors makes a determination requiring further disclosure.

Qatalyst Partners is serving as the exclusive financial advisor to MINDBODY, and Cooley LLP is serving as legal advisor to MINDBODY. Vista’s legal advisor is Kirkland & Ellis LLP.

The Inadequate Merger Consideration

52. Significantly, the Company’s financial prospects and opportunities for future growth establish the inadequacy of the merger consideration.

53. First, the compensation afforded under the Proposed Transaction to Company stockholders significantly undervalues the Company. The proposed valuation does not adequately reflect the intrinsic value of the Company. Moreover, the valuation does not adequately take into consideration how the Company is performing, considering key financial improvements and increases in the revenue position of the Company in recent quarters.

54. For example, the Company has traded as high as $45.50 per share within the past fifty-two weeks, a value that is more than 24.65% greater than the consideration contained in the Proposed Transaction, indicating that Plaintiff and other MINDBODY public stockholders are receiving little premium, if any, for their MINDBODY stock.

CLASS ACTION COMPLAINT

55. Moreover, according to MarketBeat.com as recently as early November 2018, financial analysts at JPMorgan Chase & Co. gave a price target for MINDBODY of $48.00 per share, or an amount that is more than 31.50% greater than the consideration contained in the Proposed Transaction. Similarly, in the same time frame, financial analysts at Imperial Capital gave a price target for the Company at $42.00 per share.

56. Additionally, MINDBODY’s future success is extremely likely, given the consistent positive financial results it has posted over the past several quarters. Obviously, the opportunity to invest in such a company on the rise is a great coup for Vista, however it undercuts the investment of Plaintiff and all other public stockholders.

57. Moreover, post-closure, MINDBODY stockholders will be frozen out of any ownership of the Company, forever foreclosing them from reaping the likely future benefits of MINDBODY’s continued financial success.

58. Clearly, while the deal will be beneficial to Vista it comes at great expense to Plaintiff and other public stockholders of the Company.

59. It is clear from these statements and the facts set forth herein that this deal is designed to maximize benefits for Vista at the expense of MINDBODY stockholders, which clearly indicates that MINDBODY stockholders were not an overriding concern in the formation of the Proposed Transaction.

Preclusive Deal Mechanisms

60. The Merger Agreement contains certain provisions that unduly benefit Vista by making an alternative transaction either prohibitively expensive or otherwise impossible. Significantly, the Merger Agreement contains a termination fee provision that is especially onerous and impermissible. Notably, in the event of termination, the merger agreement requires MINDBODY to pay up to $57,168,000 to Vista, if the Merger Agreement is terminated under certain circumstances. Moreover, under one circumstance, MINDBODY must pay this termination fee even if it consummates any Alternative Acquisition Agreement (as defined in the Merger Agreement) within one year following the termination of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

CLASS ACTION COMPLAINT

61. The Merger Agreement also contains a “No Solicitation” provision that restricts MINDBODY from considering alternative acquisition proposals by, inter alia, constraining MINDBODY’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from, after the brief go-shop period, directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an unsolicited bona fide “Alternative Acquisition Agreement” if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.

62. Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide Vista information in order to match any other offer, thus providing Vista access to the unsolicited bidder’s financial information and giving Vista the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Vista.

63. Finally, the Definitive Proxy also indicates that certain directors, executive officers, and other officers of MINDBODY have entered into irrevocable proxy voting agreements requiring them to vote their shares of MINDBODY stock in favor of the Proposed Transaction, thereby making the deal that much more likely. Notably, while the Definitive Proxy indicates the existence of such voting agreements, no information regarding the actual amount of MINDBODY stock that is pledged thereunder is given in the document, leaving Plaintiff and all other MINDBODY stockholders in the dark regarding the actual value of their vote regarding the Proposed Transaction.

64. These provisions, individually and collectively, materially and improperly impede the Board’s ability to fulfill its fiduciary duties with respect to fully and fairly investigating and pursuing other reasonable and more valuable proposals and alternatives in the best interests of the Company and its public stockholders.

CLASS ACTION COMPLAINT

65. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction.

Additional Potential Conflicts of Interest

66. The breakdown of the benefits of the deal indicate that MINDBODY insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of MINDBODY.

67. Certain insiders stand to receive massive financial benefits as a result of the Proposed Transaction. Notably, Company insiders, including the Individual Defendants, currently own large, illiquid portions of Company stock that will be exchanged for large cash pay days upon the consummation of the Proposed Transaction.

68. Furthermore, upon the consummation of the Proposed Transaction, each outstanding Company option or equity award, will be canceled and converted into the right to receive certain consideration according to the merger agreement

69. The consideration being granted to Company insiders from such holdings are reflected below:

Name	Shares (#)(1)	Shares ($)	Company Options (#)(2)	Company Options ($)	Company RSUs (#)(3)(4)	Company RSUs ($)	Total ($)
Richard Stollmeyer	529,251	19,317,661.50	1,267,340	33,413,157.46	146,644	5,352,506.00	58,083,324.96
Michael Mansbach	3,705	135,232.50	133,464	1,470,194.80	74,285	2,711,402.50	4,316,829.80
Brett White	19,074	696,201.00	348,832	6,943,415.41	95,424	3,482,976.00	11,122,592.41
Kimberly Lytikainen	—	—	84,436	1,098,710.15	41,101	1,500,186.50	2,598,896.65
Mark Baker	300	10,950.00	34,298	104,608.90	26,615	971,447.50	1,087,006.40
Katherine Blair Christie	19,987	729,525.50	60,000	1,320,240.00	4,609	168,228.50	2,217,994.00
Court Cunningham	3,234	118,041.00	—	—	14,314	522,461.00	640,502.00
Gail Goodman	22,513	821,724.50	—	—	17,136	625,464.00	1,447,188.50
Cipora Herman	14,423	526,439.50	—	—	14,043	512,569.50	1,039,009.00
Eric Liaw	7,996	291,854.00	—	—	4,609	168,228.50	460,082.50
Adam Miller	9,328	340,472.00	—	—	15,280	557,720.00	898,192.00
Graham Smith	29,987	1,094,525.50	70,000	1,541,680.00	4,609	168,228.50	2,804,434.00

CLASS ACTION COMPLAINT

70. Relatedly, certain employment agreements with several MINDBODY executives, are entitled to severance packages should their employment be terminated under certain circumstances. These ‘golden parachute’ packages are significant, and will grant each director or officer entitled to them large lump sum payments, compensation not shared by MINDBODY’s common stockholders, and will be paid out as follows:

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Richard Stollmeyer	$880,671	$40,981,156	$22,786	$41,884,613
Michael Mansbach	$425,000	$5,313,897	$17,740	$5,756,637
Brett White	$641,250	$11,043,053	$122,882	$11,807,185
Mark Baker	$171,200	$2,633,222	$7,595	$2,812,017
Kimberly Lytikainen	$138,502	$2,241,416	$0	$2,379,918

71. Thus, while the Proposed Transaction is not in the best interests of MINDBODY stockholders, it will produce lucrative benefits for the Company’s officers and directors.

The Materially Misleading and/or Incomplete Definitive Proxy

72. On January 24, 2019, the Board caused to be filed with the SEC a materially misleading and incomplete Definitive Proxy that, in violation their fiduciary duties, failed to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction, thus furthering their breaches of fiduciary duty.

Omissions and/or Material Misrepresentations Concerning the Sales Process leading up to the Proposed Transaction

73. Specifically, the Definitive Proxy fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the Proxy fails to disclose:

a.

The Definitive Proxy fails to disclose sufficient information regarding the number and nature of all confidentiality agreements entered into between MINDBODY and any interested third party, including Vista, during the sales process (including the go-shop period), if their terms differed from one another, and if they contained “don’t-ask, don’t-waive” or standstill provisions, and if so, the specific conditions, if any, under which such provisions would fall away or prevent parties from submitting a bid; and

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b.

The Definitive Proxy fails to disclose the reasoning for the failure to perform a proper market check for potentially interested third parties during the negotiations with Vista regarding the Proposed Transaction, specifically, why Qatalyst and/or the Board waited until the Go-Shop period to contact the additional fifty-two potentially interested counterparties.

Omissions and/or Material Misrepresentations Concerning MINDBODY’s Financial Projections

74. The Definitive Proxy fails to provide material information concerning financial projections provided by MINDBODY’s management and relied upon by Qatalyst in its analyses. The Definitive Proxy discloses management-prepared financial projections for the Company which are materially misleading. The Definitive Proxy indicates that in connection with the rendering of Qatalyst’s fairness opinion, Qatalyst “reviewed certain forward-looking information relating to MINDBODY prepared by senior management of MINDBODY, including the Management Projections.” Accordingly, the Definitive Proxy should have, but fails to provide, certain information in the projections that MINDBODY management provided to the Board and Qatalyst. Courts have uniformly stated that “projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [    ] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

75. The Definitive Proxy fails to provide material information concerning the financial projections prepared by MINDBODY management. Specifically, the Definitive Proxy provides several non-GAAP financial metrics, including Non-GAAP Gross Profit, Non-GAAP Operating Income, and adjusted EBTIDA, but fails to disclose a reconciliation of all non-GAAP to GAAP metrics.

CLASS ACTION COMPLAINT

76. This information is necessary to provide Company stockholders a complete and accurate picture of the sales process and its fairness. Without this information, stockholders were not fully informed as to Defendants’ actions, including those that may have been taken in bad faith, and cannot fairly assess the process.

77. Without accurate projection data presented in the Definitive Proxy, Plaintiff and other stockholders of MINDBODY are unable to properly evaluate the Company’s true worth, the accuracy of Qatalyst’s financial analyses, or make an informed decision whether to vote their Company stock in favor of the Proposed Transaction. As such, the Board has breached their fiduciary duties by failing to include such information in the Definitive Proxy.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by Qatalyst

78. In the Definitive Proxy, Qatalyst describes its respective fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

79. With respect to the Discounted Cash Flow Analysis, the Definitive Proxy fails to disclose the following:

a.	the specific inputs and assumptions used to calculate the discount rate range of 9.0% to 11.0%, including:

i.	the weighted average cost of capital for MINDBODY.

b.	The specific inputs and assumptions used to calculate the range of multiples of enterprise value to next-twelve-months estimated unlevered free cash flow of 20.0x to 30.0x;

CLASS ACTION COMPLAINT

80. With respect to the Selected Companies Analysis, the Definitive Proxy fails to disclose the following:

a.	The calendar year 2019 estimated revenue for each selected comparable companies; and

b.	The calendar year 2019 estimated revenue for MINDBODY.

81. With respect to the Selected Transactions Analysis, the Definitive Proxy fails to disclose the following:

a.	The total value of each selected transaction;

b.	The date each selected transaction closed;

c.	The LTM Revenue for each selected transaction target company; and

d.	The NTM Revenue for each selected transaction target company.

82. These disclosures are critical for stockholders to be able to make an informed decision on whether to vote their shares in favor of the Proposed Transaction.

83. Without the omitted information identified above, MINDBODY’s public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, MINDBODY’s public stockholders cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Transaction is in their best interests. As such, the Board has breached their fiduciary duties by failing to include such information in the Definitive Proxy.

FIRST COUNT

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

84. Plaintiff repeats all previous allegations as if set forth in full herein.

85. The Individual Defendants have violated their fiduciary duties of care, loyalty and good faith owed to Plaintiff and the Company’s public stockholders.

CLASS ACTION COMPLAINT

86. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in MINDBODY.

87. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of MINDBODY by entering into the Proposed Transaction through a flawed and unfair process and failing to take steps to maximize the value of MINDBODY to its public stockholders.

88. Indeed, Defendants have accepted an offer to sell MINDBODY at a price that fails to reflect the true value of the Company, thus depriving stockholders of the reasonable, fair and adequate value of their shares.

89. Moreover, the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiff and the Class all material information necessary for them to make an informed decision on whether to vote their shares in favor of the Proposed Transaction.

90. The Individual Defendants dominate and control the business and corporate affairs of MINDBODY, and are in possession of private corporate information concerning MINDBODY’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of MINDBODY which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

91. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

92. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of MINDBODY’s assets and have been and will be prevented from obtaining a fair price for their common stock.

CLASS ACTION COMPLAINT

93. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the Class.

94. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

WHEREFORE, Plaintiff demands injunctive relief, in its favor and in favor of the Class, and against the Defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representatives and Plaintiff’s counsel as Class counsel;

B. Enjoining the Proposed Transaction;

C. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for MINDBODY and obtain a transaction which is in the best interests of MINDBODY and its stockholders;

F. Directing defendants to account to Plaintiff and the Class for damages sustained because of the wrongs complained of herein;

G. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

CLASS ACTION COMPLAINT

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

Dated: January 24, 2019		BRODSKY & SMITH, LLC

By:
Evan J. Smith, Esquire (SBN 242352) esmith@brodskysmith.com Ryan P. Cardona, Esquire (SBN 302113) rcardona@brodskysmith.com 9595 Wilshire Blvd., Ste. 900 Phone: (877) 534-2590 Facsimile (310) 247-0160

Attorneys for Plaintiff

CLASS ACTION COMPLAINT